Exhibit 99.1
E-House Reports First Quarter 2008 Results
Revenues Grew 107% Year-Over-Year;
Net Income Grew 97% Year-Over-Year
SHANGHAI, China, May 15, 2008 —E-House (China) Holdings Limited (“E-House” or “the Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter ended March 31, 2008.
Financial Highlights
♦	Total revenues were $33.2 million for the first quarter of 2008, an increase of 107% from $16.0 million for the same quarter in 2007.

♦	Net income for the first quarter of 2008 was $8.7 million, an increase of 97% from $4.4 million for the same quarter in 2007.

♦	Diluted earnings per ADS were $0.11 for the first quarter of 2008, compared to $0.06 for the same period in 2007.
“I am pleased to present a strong first quarter for E-House in the midst of an industry adjustment,” said Mr. Xin Zhou, E-House’s chairman and chief executive officer. “With our brand name and expanding market presence, we were able to continue our growth even though China’s real estate industry has experienced reduced transaction volumes in recent months. Our results in the first quarter were also helped by a substantial increase in consulting and information services revenues as a result of strategic arrangements with leading developers in China, which cover a wide range of consulting services including market analysis research and CRIC information services.”
Mr. Zhou added, “Going forward, we are confident with our prospects for the second quarter and the rest of 2008. While we believe the industry adjustment may continue for a period of time, we are already seeing signs of recovery in real estate transaction activities as developers place more focus on sales volume and cash flow. E-House stands to benefit from both a continued increase in sales volume and stronger efforts by developers to push sales, which will likely result in more agency contracts for E-House. We will continue to focus on expanding our market presence and building our project pipeline, including pursuing strategic cooperation arrangements with leading developers. We will also continue our initiative to promote paid subscriptions to our CRIC system, which we began in April. We have already signed strategic agreements with several leading real estate developers covering real estate consulting and information services. This will provide a further boost to our real estate consulting and information services revenues for this year.”
Mr. Li-Lan Cheng, E-House’s chief financial officer added, “In the first quarter, which is seasonally the slowest quarter of the year, we were able to achieve strong growth and maintain stable profit margins compared to the same quarter last year, despite the industry adjustment. Looking forward, we are confident about a strong performance and achieving our targets for 2008. While primary real estate services will provide solid growth and continue to contribute the largest share of revenues, we expect revenue contribution from real estate consulting and information services to increase substantially this year as compared to recent years. This will also help to slightly reduce the seasonal fluctuations of our revenues.”

Financial Results for First Quarter of 2008
Revenues
Total revenues were $33.2 million for the first quarter of 2008, an increase of 107% from $16.0 million for the same quarter in 2007.
Primary Real Estate Agency Services
Revenues from primary real estate agency services were $21.9 million for the first quarter of 2008, an increase of 72% from $12.7 million for the same period in 2007. This increase was mainly due to the further expansion of primary real estate agency operations, which resulted in increases in both the gross floor area (“GFA”) and total transaction value of new properties sold. (See “Selected Operating Data” below for details.) The average commission rate was 2.8% for the first quarter of both 2007 and 2008.
Secondary Real Estate Brokerage Services
Revenues from secondary real estate brokerage services were $2.8 million for the first quarter in 2008, an increase of 54% from $1.8 million for the same period in 2007. This growth was primarily attributable to the expansion of secondary real estate brokerage services since the first quarter of 2007. As of March 31, 2008, E-House had a total of 164 secondary real estate brokerage stores in five cities in China.
Real Estate Consulting and Information Services
Revenues from real estate consulting and information services were $8.3 million for the first quarter in 2008, an increase of 467% from $1.5 million for the same period in 2007. The increase was primarily due to substantial consulting revenue included in strategic arrangements the Company entered into with major developers covering multiple cities and projects.
Cost of Revenues
Cost of revenues was $6.0 million for the first quarter in 2008, an increase of 154% from $2.4 million for the same period in 2007. This was primarily due to an increase in commissions paid to the Company’s sales staff as a result of a higher transaction value for new properties sold in the first quarter of 2008 as compared to the same period in 2007, and an increase in project-related advertising and promotion expenses that the Company was contractually obligated to pay for several primary real estate projects.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $15.2 million for the first quarter of 2008, an increase of 95% from $7.8 million for the same period in 2007. This was primarily due to an increase in staff salaries, bonuses, rental and office expenses as a result of hiring additional managerial employees and an increase in the number of secondary brokerage stores. The increase was also due to higher advertising and promotion expenses incurred to promote the CRIC database system as well as higher share-based compensation expenses as a result of share options granted in 2007 and 2008.
Income from Operations
Income from operations was $12.0 million for the first quarter of 2008, an increase of 104% from $5.9 million for the same period in 2007.

Net Income
Net income was $8.7 million for the first quarter in 2008, an increase of 97% from $4.4 million for the same period in 2007.
Cash Flow
As of March 31, 2008, the Company had a cash balance of $207.5 million. Net cash inflow from operating activities was $10.9 million in the first quarter of 2008, compared to a net cash outflow of $1.7 million for the same period of 2007. The increase in cash inflow from operating activities was mainly due to net income of $8.7 million and the reduction in customer deposits by approximately $9.6 million in the first quarter of 2008, partially offset by an increase in accounts receivable by approximately $7.1 million. Cash flow from financing activities includes proceeds of $96.8 million from issuing 6,000,000 new ADS’s, net of issuance costs, and proceeds of $42.7 million from an RMB bank loan secured by a $44.1 million US dollar deposit. The US dollar deposit is classified as restricted cash.
Other Recent Developments
On April 15, 2008, the Company granted options to purchase 744,500 ordinary shares to non-executive directors and certain management employees at an exercise price of US$13.00 per share. The options will expire ten years from the date of grant, with one third of the options vesting on each of the following three grant date anniversaries.
Business Outlook
The Company estimates that its revenues for the second quarter of 2008 will range from $41 million to $44 million, representing an increase of 71% to 83% from the same period in 2007.
Conference Call Information
E-House’s management will host an earnings conference call at 8 AM on May 15, 2008 U.S. Eastern Time (8 PM on May 15, 2008 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:
US: +1-617-614-3672
Hong Kong: +852-3002-1672
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”
A replay of the conference call may be accessed by phone at the following number until May 22, 2008:
International: +1-617-801-6888
Passcode: 90494973
Additionally, a live and archived webcast of the conference call will be available at http://ir.ehousechina.com.

About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is a leading real estate services company in China. Since its inception in 2000, E-House has experienced rapid growth and is China’s largest real estate agency and consulting services company with a presence in more than 30 cities. E-House provides primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services, and has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies. E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China. For more information about E-House, please visit www.ehousechina.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s financial condition and results of operations for the first quarter, as well as strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports with the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about financial condition or results of operations for the first quarter of 2008, as well as E-House’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results for the first quarter of 2008 and prior annual or quarterly periods to differ materially from those contained in this press release. Potential risks and uncertainties include, but are not limited to, risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. E-House does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
CONTACTS
In China
Kate Kui
Director of Corporate Development and Investor Relations
Phone: +86 (21) 5298-0219
E-mail: katekui@ehousechina.com
Cathy Li
Ogilvy Public Relations Worldwide (Beijing)
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Jeremy Bridgman
Ogilvy Public Relations Worldwide (New York)
Phone: +1 (212) 880-5363

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	December 31, 2007	March 31, 2008

ASSETS
Current assets
Cash and cash equivalents	101,148	207,500
Restricted cash	3,091	45,449
Customer deposits	123,339	120,476
Unbilled accounts receivable, net	55,846	69,802
Accounts receivable, net	11,167	4,359
Properties held for sale	872	—
Deferred tax assets	2,684	2,786
Prepaid expenses and other current assets	7,066	9,688
Amounts due from related parties	2,774	914

Total current assets	307,987	460,974
Property, plant and equipment, net	6,502	8,510
Intangible assets, net	3,099	2,968
Goodwill	2,549	2,653
Customer deposits, non-current portion	7,887	1,189
Deferred tax assets, non-current portion	447	464
Other non-current assets	1,082	802

Total assets	329,553	477,560

Current liabilities
Short-term borrowings	6,845	49,865
Accounts payable	1,557	1,609
Accrued payroll and welfare expenses	12,632	9,901
Income tax payable	17,880	17,708
Other tax payable	5,568	4,977
Amounts due to related parties	2,572	950
Advance from property buyers	3,091	1,260
Other current liabilities	4,365	4,680

Total current liabilities	54,510	90,950
Deferred tax liabilities	751	709
Other non-current liabilities	200	200

Total liabilities	55,461	91,859

Minority interest	2,919	3,139

Commitments and contingencies
SHAREHOLDERS’ EQUITY:
Ordinary share ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 76,473,759 and 82,473,759 shares issued and outstanding, as of December 31, 2007 and March 31, 2008, respectively	76	82
Additional paid-in capital	209,907	307,464
Retained earnings	54,505	63,182
Accumulated other comprehensive income	6,685	11,834

Total shareholders’ equity	271,173	382,562

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	329,553	477,560

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended March 31,
	2007	2008

Revenues:
Primary real estate agency services	12,742	21,877
Secondary real estate brokerage services	1,842	2,841
Real estate consulting and information services	1,458	8,272
Others	—	250

	16,042	33,240
Cost of revenues	(2,361)	(6,006)
Selling, general and administrative expenses	(7,799)	(15,207)

Income from operations	5,882	12,027
Other income (expense):
Interest expenses	(153)	(249)
Interest income	64	595
Other income	—	(778)

Income before taxes and minority interest	5,793	11,595
Income tax expense	(1,535)	(2,799)
Minority interest	144	(119)

Net income	4,402	8,677

Earnings per share:
Basic	0.06	0.11
Diluted	0.06	0.11
Shares used in computation:
Basic	50,000,000	80,363,869
Diluted	72,771,502	80,839,556

Note 1:	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB7.019 on March 31, 2008 and USD1 = RMB7.1537 for the three months ended March 31, 2008.

E-HOUSE (CHINA) HOLDINGS LIMITED
SELECTED OPERATING DATA

	Three months ended
	March 31,
	2007	2008

Primary real estate agency service

Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	511	612
Total value of new properties sold (millions of $)	455	775